THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

December 16, 2008

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   InsightfulMind Learing, Inc
        Form S-1 Registration Statement
        File No. 333-155206

Dear Mr. Spirgel:

     Pursuant to your letter of comments dated December 3, 2008 regarding the above matter, please be advised as follows:

Selling Shareholders

     1. The transaction(s) with each selling shareholder have been described indicating the name of the person, the date of the transaction and the consideration. Following the foregoing information is a paragraph explaining why the shares are being registered and explaining that Rule 144 may be available for the resale of the shares.

Shares Eligible for Resale

     2. The disclosure has been revised from one year to six months.

Other

     3. The financial statements have been updated and a new auditor’s consent filed as Exhibit 23.1.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:   CONRAD C. LYSIAK
         Conrad C. Lysiak